July 23, 2025

ChiPing Cheung
Chief Executive Officer and Director
Chrome Fields Asset Management LLC
2995 Remington Blvd.
Kissimmee, FL 34744

       Re: Aureus Greenway Holdings Inc
           Schedule 13D filed April 30, 2025, by ChiPing Cheung and Chrome Fields Asset
           Management LLC
           File No. 005-94973
Dear ChiPing Cheung:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances orthat an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed April 30, 2025
General

1.     We note that the date of event reported as requiring the filing of the
Schedule 13D
       was February 10, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1)
       was acquired. Based on the February 10, 2025, event date, the Schedule
13D
       submitted on April 30, 2025, was not timely filed. Please advise us why the Schedule
       13D was not filed within the required five business days after the date of the acquisition.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 23, 2025
Page 2

      Please direct any questions to Laura McKenzie at 202-551-4568 or Nicholas Panos at
202-551-3266.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Mergers &
Acquisitions